Exhibit 99.1

Corporación América Airports S.A. Reports a 48.7% YoY decline in Total Passenger Traffic in March 2020

Passenger traffic down across all countries of operations as a result of COVID-19 pandemic and travel restrictions worldwide

LUXEMBOURG--(BUSINESS WIRE)--April 15, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 48.7% decline year-over-year passenger traffic in March 2020.

	Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
	Statistics	Mar'20(2)	Mar'19(1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
	Domestic Passengers (thousands)	2,056	3,945	-47.9%	9,861	11,545	-14.6%
	International Passengers (thousands)	1,055	2,267	-53.4%	5,347	6,754	-20.8%
	Transit Passengers (thousands)	429	694	-38.1%	1,903	2,272	-16.2%
	Total Passengers (thousands)	3,540	6,906	-48.7%	17,111	20,571	-16.8%
	Cargo Volume (thousand tons)	24.5	38.2	-35.9%	83.3	104.8	-20.6%
	Total Aircraft Movements (thousands)	42.0	71.5	-41.3%	178.6	212.7	-16.0%
(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in March 2020 dropped 48.7% YoY, primarily reflecting lower travel demand along with travel restrictions imposed by governments, aiming to containing the spread of COVID-19 pandemic. International traffic declined by 53.4% YoY, while domestic traffic dropped 47.9% YoY.

In Argentina, total passenger traffic decreased 49.9% YoY, as a result of certain measures implemented by the Government mid-March in order to restrict both international and domestic flights. International passenger traffic declined 49.5%, while domestic passenger traffic dropped 50.0% YoY.

In Italy, as per government regulations, Florence Airport temporarily halted its operations starting March 14. Passenger traffic declined 82.9% YoY, with traffic at Florence airport down 83.8% YoY and traffic at Pisa Airport down 82.4% YoY.

In Brazil, total passenger traffic dropped 38.4% YoY, driven by a drop of 39.4% in domestic passenger traffic and a 42.1% decline in international passenger traffic. In Uruguay, passenger traffic declined 45.6% YoY. Containment measures implemented by the government include travel restrictions from certain countries, including Argentina, US and certain countries in Europe.

In Armenia, where travel restrictions were imposed late March, total passenger traffic dropped 38.2% YoY. In Ecuador, total passenger traffic declined 47.0% YoY, with government containment measures, including borders closure, implemented mid-march.

Cargo Volume and Aircraft Movements

Cargo volume decreased 35.9% on March 2020, mainly due to declines of 37.4% in Argentina, 46.6% in Brazil and 59.3% in Ecuador; partially offset by increases of 3.0% in Italy, 6.0% in Uruguay and 29.8% in Armenia.

Aircraft movements declined 41.3% YoY in March 2020, driven by decreases across all segments due to travel restrictions: 42.4% in Argentina, 63.4% in Italy, 26.6% in Brazil, 39.2% in Uruguay, 54.5% in Ecuador, 23.5% in Armenia and 34.7% in Peru.

	Summary Passenger Traffic, Cargo Volume and Aircraft Movements
		Mar'20(2)	MAr'19(1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
	Passenger Traffic (thousands)
	Argentina	1,873	3,741	-49.9%	8,894	11,103	-19.9%
	Italy	91	531	-82.9%	1,003	1,420	-29.3%
	Brazil	974	1,582	-38.4%	4,365	4,968	-12.1%
	Uruguay	101	185	-45.6%	526	643	-18.1%
	Ecuador	217	410	-47.0%	980	1,105	-11.3%
	Armenia	124	200	-38.2%	554	579	-4.2%
	Peru	161	258	-37.5%	787	753	4.4%
	TOTAL	3,540	6,906	-48.7%	17,111	20,571	-16.8%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	12,614	20,145	-37.4%	45,546	56,057	-18.8%
Italy	1,096	1,064	3.0%	3,212	3,081	4.3%
Brazil	4,827	9,042	-46.6%	15,690	23,524	-33.3%
Uruguay	2,383	2,249	6.0%	6,302	6,095	3.4%
Ecuador	1,611	3,955	-59.3%	7,134	11,313	-36.9%
Armenia	1,728	1,331	29.8%	4,331	3,558	21.7%
Peru	227	404	-43.7%	1,051	1,191	-11.7%
TOTAL	24,486	38,189	-35.9%	83,266	104,818	-20.6%
Aircraft Movements
Argentina	22,666	39,347	-42.4%	93,770	115,890	-19.1%
Italy	1,904	5,206	-63.4%	11,307	14,152	-20.1%
Brazil	9,815	13,371	-26.6%	36,664	40,751	-10.0%
Uruguay	1,548	2,548	-39.2%	7,685	9,337	-17.7%
Ecuador	3,157	6,937	-54.5%	17,200	20,636	-16.7%
Armenia	1,396	1,826	-23.5%	5,471	5,326	2.7%
Peru	1,506	2,308	-34.7%	6,497	6,646	-2.2%
TOTAL	41,992	71,543	-41.3%	178,594	212,738	-16.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411